SECOND AMENDED AND RESTATED

ARTICLES OF INCORPORATION OF

DAPLIE, INC.

Daplie, Inc., a corporation organized and existing under the laws of the State of Utah (the "**Corporation**"), certifies that:

A.   The name of the Corporation is Daplie, Inc. The Corporation's original Articles of Incorporation were filed with the Utah Division of Corporations and Commercial Code on August 12, 2015.

B.   The Articles of Incorporation were amended and restated on September 1, 2015.

C.   The previously amended and restated Articles of Incorporation of the Corporation are hereby amended and restated in full to read in their entirety as set forth in Exhibit A attached hereto.

C.   The Second Amended and Restated Articles of Incorporation were duly approved by the Board of Directors of the Corporation on May 12, 2016.

D.   The Second Amended and Restated Articles of Incorporation were duly approved by the required vote of the shareholders of the Corporation entitled to vote in accordance with the Articles of Incorporation and Bylaws of the Corporation and Sections 1003 and 1007 of the Utah Revised Business Corporation Act on May 12, 2016. The total number of shares entitled to vote with respect to the Amended and Restated Articles of Incorporation was 118,814 shares of Common Stock. The number of shares voting in favor of the Amended and Restated Articles of Incorporation equaled or exceeded the vote required. The percentage vote required was more than 50% of the outstanding shares of Common Stock.

IN WITNESS WHEREOF, Bryson Hill, a duly authorized officer of the Corporation, declares under penalty of perjury that the matters set forth in the foregoing are true and correct and executes these Amended and Restated Articles of Incorporation on May 12, 2016.

_____
Bryson Hill, Chief Executive Officer

EXHIBIT A

ARTICLE I

The name of the Corporation is Daplie, Inc.

ARTICLE II

The purpose of this corporation is to engage in any lawful act or activity for which corporations may be organized under the Utah Revised Business Corporation Act.

ARTICLE III

The address of the Corporation's registered office in the State of Utah is 63 E. Center Street #602m, Provo, UT 84606. The name of the registered agent at such address is Bryson Craig Hill.

ARTICLE IV

1.   The total number of shares of stock that the corporation shall have authority to issue is ten million (10,000,000), consisting of 8,000,000 shares of Common Stock, $0.001 par value per share ("**Common Stock**"), and 2,000,000 shares of Preferred Stock, no par value per share ("**Preferred Stock**"). The Common Stock shall be designated as "Class A" ("**Class A Shares**"), which shall consist of six million (6,000,000) shares, and "Class B" ("**Class B Shares**"), which shall consist of two million (2,000,000) shares.

2.   Upon this Amended and Restated Articles of Incorporation ("**Restated Certificate**") becoming effective and without any further action required by the Corporation or its shareholders, and occurring as a one-time event, each share of the Corporation's then outstanding Common Stock shall be converted and reconstructed into 8 shares of Common Stock (the "**Stock Split**"). No further adjustment of any preference or price set forth in this Article IV shall be made as a result of the Stock Split.

ARTICLE V

The terms and provisions of the Common Stock and Preferred Stock are as follows:

1.   <u>Definitions</u>. For purposes of this 0, the following definitions shall apply:

(a)   "**Class A Shares**" shall mean shares of Common Stock designated as Class A.

(b)   "**Class B Shares**" shall mean shares of Common Stock designated as Class B.

(c)   "**Conversion Rate**" shall be determined by (a) dividing the fair market value of the Preferred Stock by the fair market value of the Common Stock on the date of conversion and (b) multiplying the result by the number of shares of Preferred Stock being converted.

(d)   "**Corporation**" shall mean Dapli, Inc.

(e)   "**Distribution**" shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of shares of the Corporation by the Corporation for cash or property other than: (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchase of capital stock of the Corporation in connection with the settlement of disputes with any shareholder, and (iv) any other repurchase or redemption of capital stock of the Corporation approved by the holders of the Common and Preferred Stock of the Corporation voting as separate classes.

(f)   "**Preferred Shares**" means all shares of Preferred Stock.

(g)   "**Recapitalization**" shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

2.   Dividends.

(a)   Generally. Any dividends set aside or paid in any fiscal year shall be set aside or paid among the holders of the Preferred Stock and Common Stock then outstanding in proportion to the greatest whole number of Common Stock which would be held by each such holder if all shares of Preferred Stock were converted at the then-effective Conversion Rate.

(b)   Non-Cash Distributions. Whenever a Distribution provided for in this Section 2 shall be payable in property other than cash, the value of such Distribution shall be deemed to be the fair market value of such property as determined in good faith by the Board of Directors.

3.   Conversion. The holders of the Preferred Stock shall have conversion rights as follows:

(a)   Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Preferred Stock, into that number of fully-paid, nonassessable Class A Shares at the Conversion Rate

(b)   Automatic Conversion. Each share of Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Common Stock at the then effective Conversion Rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the "**Securities Act**"), covering the offer and sale of the Corporation's Common Stock, provided that the aggregate gross proceeds to the Corporation are not less than $50,000,000 or (ii) upon the receipt by the Corporation of a written request for such conversion from the holders of a majority of the Preferred Stock then outstanding, or, if later, the effective date for conversion specified in such requests.

(c)   Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board of Directors. For such purpose, all shares of Preferred Stock held by each holder of Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash. Before any holder of Preferred Stock shall be entitled to convert the same into full shares of Common Stock, and to receive certificates therefor, he shall either (A) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Preferred Stock or (B) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at such office that he elects to convert the same; *provided, however,* that on the date of an Automatic Conversion Event, the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; *provided further*, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Automatic Conversion Event unless either the certificates evidencing such shares of Preferred Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On the date of the occurrence of an Automatic Conversion Event, each holder of record of shares of Preferred Stock shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Preferred Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Preferred Stock, or that the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder.

The Corporation shall, as soon as practicable after such delivery, or after such agreement and indemnification, issue and deliver at such office to such holder of Preferred Stock, a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock, plus any declared and unpaid dividends on the converted Preferred Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; *provided, however,* that if the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act or a merger, sale, financing, or liquidation of the Corporation or other event, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing of such transaction or upon the occurrence of such event, in which case the person(s) entitled to receive the Common Stock issuable upon such conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such transaction or the occurrence of such event.

(d) Adjustments for Subdivisions or Combinations of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion Rate in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(e) Adjustments for Reclassification, Exchange and Substitution. If the Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive each holder of such Preferred Stock shall have the right thereafter to convert such shares of Preferred Stock into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of such series of Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(f) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 3, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Rate at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of Preferred Stock.

(g) Waiver of Adjustment of Conversion Rate. Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Rate of any series of Preferred Stock may be waived by the consent or vote of the holders of the majority of the outstanding shares of such series either before or after the issuance causing the adjustment.

(h) Notices of Record Date. In the event that this Corporation shall propose at any time:

(i) to declare any Distribution upon its Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;

(ii) to effect any reclassification or recapitalization of its Common Stock outstanding involving a change in the Common Stock; or

(iii) to voluntarily liquidate or dissolve or to enter into any transaction deemed to be a liquidation, dissolution or winding up of the corporation pursuant to Section 3(c);

then, in connection with each such event, this Corporation shall send to the holders of the Preferred Stock at least 10 days' prior written notice of the date on which a record shall be taken for such Distribution (and specifying the date on which the holders of Common Stock shall be entitled thereto and, if applicable, the amount and character of such Distribution) or for determining rights to vote in respect of the matters referred to in (ii) and (iii) above.

Such written notice shall be given by first class mail (or express courier), postage prepaid, addressed to the holders of Preferred Stock at the address for each such holder as shown on the books of the Corporation and shall be deemed given on the date such notice is mailed.

The notice provisions set forth in this section may be shortened or waived prospectively or retrospectively by the vote or written consent of the holders of a majority of the Preferred Stock, voting together as a single class.

(i) <u>Reservation of Stock Issuable Upon Conversion</u>. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Shares Common Stock solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

4. <u>Voting</u>.

(a) <u>Restricted Class Voting</u>. Except as otherwise expressly provided herein or as required by law, the holders of Preferred Stock and the holders of Class A Shares (collectively, the "**Voting Stock**") shall vote together and not as separate classes. The holders of Class B Shares shall have no voting rights.

(b) <u>Preferred Stock</u>. Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Class A Shares into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Class A Shares shall be entitled to vote. Holders of Preferred Stock shall be entitled to notice of any shareholders' meeting in accordance with the Bylaws of the Corporation. Fractional votes shall not, however, be permitted accordance with the Bylaws of the Corporation. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be disregarded.

(c)   Election of Directors. The Corporation's Board of Directors shall be elected by the holders of Class A Shares and Preferred Stock, voting together as a single class on an-as converted basis.

(d)   Number of Votes. Each holder of Voting Stock shall be entitled to one vote for each share thereof held.

5.   Amendments and Changes. The Corporation shall not, without first obtaining the approval (by vote or written consent as provided by law) of the holders of more than 75% of the Voting Stock:

(a)   amend, alter or repeal any provision of the Articles of Incorporation or bylaws of the Corporation (including pursuant to a merger) if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of the Preferred Stock or any series thereof;

(b)   increase or decrease (other than for decreases resulting from conversion of the Preferred Stock) the authorized number of shares of Preferred Stock or any series thereof;

(c)   authorize or create (by reclassification, merger or otherwise) or issue or obligate itself to issue any new class or series of equity security (including any security convertible into or exercisable for any equity security) having rights, preferences or privileges with respect to dividends, redemption or payments upon liquidation senior to or on a parity with the Series A Preferred Stock or having voting rights other than those granted to the Series A Preferred Stock generally;

(d)   enter into any transaction or series of related transactions deemed to be a Liquidation Event;

(e)   increase the size of the Board of Directors;

(f)   encumber or grant a security interest in all or substantially all of the assets of the Corporation in connection with an indebtedness of the Corporation;

(g)   amend this Section 5.

6.   Reissuance of Preferred Stock. In the event that any shares of Preferred Stock shall be converted pursuant to Section 3 or otherwise redeemed or repurchased by the Corporation, the shares so converted, redeemed or repurchased shall be cancelled and shall not be issuable by this Corporation.

7.   Notices. Any notice required by the provisions of this 0 to be given to the holders of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and

addressed to each holder of record at such holder's address appearing on the books of the Corporation.

ARTICLE VI

The Corporation is to have perpetual existence.

ARTICLE VII

Elections of directors need not be by written ballot unless a shareholder demands election by written ballot at the meeting and before voting begins or unless the Bylaws of the Corporation shall so provide.

ARTICLE VIII

Unless otherwise set forth herein, the number of directors which constitute the Board of Directors of the Corporation shall be designated in the Bylaws of the Corporation.

ARTICLE IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

ARTICLE X

1.   To the fullest extent permitted by the Utah Revised Business Corporation Act as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director.

2.   The Corporation may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer or employee of the Corporation or any predecessor of the Corporation or serves or served at any other enterprise as a director, officer or employee at the request of the Corporation or any predecessor to the Corporation.

3.   Neither any amendment nor repeal of this ARTICLE X, nor the adoption of any provision of this Corporation's Articles of Incorporation inconsistent with this ARTICLE X, shall eliminate or reduce the effect of this ARTICLE X, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this ARTICLE X, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE XI

Meetings of shareholders may be held within or without the State of Utah, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside of the State of Utah at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

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